# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Global Crossing Airlines Group Inc., CIK 0001846084
CUSIP: 37960G401
Title of class of securities: Common stock, par value $0.001
Address of issuer's principal executive offices: 4200 NW 36th Street, Building 5A, Miami International Airport, Miami, Florida (FL), 33166
Date of event which requires filing of this statement: 11/07/2025
Filed by CIK 0001777411
Persons authorized to receive notices and communications: David M. Seifer, Esq., Bilzin Sumberg Baena Price & Axelrod LLP, 1450 Brickell Avenue, 23rd Floor, Miami, Florida (FL), 33131, 305-350-2427

## Reporting persons
- Krzysztof W. Jamroz (CIK 0001777411): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 2,060,520; shared voting power 0; sole dispositive power 2,060,520; shared dispositive power 0; aggregate amount beneficially owned 2,060,520 (5.06% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.001
Name of issuer: Global Crossing Airlines Group Inc.
Address of issuer's principal executive offices: 4200 NW 36th Street, Building 5A, Miami International Airport, Miami, Florida (FL), 33166

## Item 2. Identity and Background
Name of person filing: Krzysztof W. Jamroz
Residence or business address: 4200 NW 36TH ST, BLDG. 5A 4TH FLOOR, Miami, FL, 33166
Present principal occupation or employment: Executive Chairman of the Board of Directors of the Issuer. See Item 1(c) for the address of the Issuer.
Criminal convictions in the last five years: Mr. Jamroz has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Mr. Jamroz has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On November 7, 2025, LyonIX Aviation I, LLC, a Delaware limited liability company ("Lyon"), an entity wholly-owned by Mr. Jamroz, entered into that certain letter agreement (the "Letter Agreement"), by and among, Lyon, The Red Oak Long Fund, L.P., and The Red Oak Fund, L.P., pursuant to which Lyon acquired (i) 398,020 shares of the Issuer's common stock, par value $0.001, (ii) warrants (the "Warrants") to purchase 1,500,000 shares of the Issuer's common stock, par value $0.001 and (iii) 1,101,980 shares of the Issuer's Class A Non-Voting Common Stock, for an aggregate purchase price of $1,100,728.93. Mr. Jamroz financed this transaction through his own personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
Mr. Jamroz becoming the beneficial owner of more than 5% of the Issuer's Common stock, par value $0.001 resulted from the consummation of the transactions contemplated by the Letter Agreement. Mr. Jamroz may occasionally elect to purchase shares of Common stock, par value $0.001 on the open market or in a private transaction and owing to his position with the Issuer. Mr. Jamroz entered into the Letter Agreement for general investing purposes.

Except as described above, Mr. Jamroz has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer's becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As a result of the transactions contemplated by the Purchase Agreement, Mr. Jamroz, directly or indirectly, is the beneficial owner of 5.06% of the aggregate Common stock, par value $0.001 outstanding or 2,060,520 shares of Common stock, par value $0.001, which such shares consist of (i) 0 shares of Common stock, par value $0.001 held directly by Mr. Jamroz and (ii) 2,060,520 shares of Common stock, par value $0.001 held by Lyon.

The terms of the warrants held by Mr. Jamroz prohibit Mr. Jamroz from exercising the warrants if after such exercise he would beneficially own greater than 4.99% of the Issuer's Common stock, par value $0.001. Similarly, the Issuer's Amended and Restated Certificate of Incorporation prohibits the conversion of Class A Non-Voting Common Stock if after giving effect to such conversion, the holder of such converted Common stock, par value $0.001 would hold greater than 4.99% of the Issuer's Common stock, par value $0.001. Consequently, Mr. Jamroz is not at this time permitted to either (i) exercise the warrants held by him or (ii) convert the Class A Non-Voting Common Stock into Common stock, par value $0.001.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: See Item 3(a).
Other persons with the right to receive dividends or sale proceeds: Inapplicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Inapplicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Lyon has been issued 1,499,000 restricted stock units of the Issuer which represent a contingent right to receive one share of the Issuer's Common stock, par value $0.001. The restricted stock units will vest on August 3, 2026.

Mr. Jamroz is directly or indirectly the beneficial owner of (i) 1,500,000 Warrants and (ii) 1,101,980 shares of the Issuer's Class A Non-Voting Common Stock. As described in Item 5(a), neither the Warrants nor the Class A Non-Voting Common Stock are convertible into Common stock, par value $0.001 by Mr. Jamroz if after giving effect to such conversion, Mr. Jamroz would hold greater than 4.99% of the Issuer's Common Stock and consequently such securities are not convertible as of the date of this report on Schedule 13D.

## Signatures
- Krzysztof W. Jamroz: /s/ Krzysztof W. Jamroz, Krzysztof W. Jamroz (01/08/2026)